________________________________________________________________________________

                            THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Fuego Entertainment, Inc.
       Registration Statement on Form SB-2 (Amendment 10)
       File No.  333-127612
       Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated June 1, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

1. We have disclosed that Mr. Cancio is not subject to any pending legal proceedings.

2. With respect to the first bulleted item, we have deleted this reference as it is Ciocan that is currently seeking to represent the named Puerto Rican artists. With respect to the second bulleted item, we have rephrased this section to state that the Company intends to offer the products described therein.

     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     --------------------
        William D. O'Neal